Exhibit 99.1



JANUS CAPITAL Group

April 27, 2006

JANUS ANNOUNCES FIRST QUARTER 2006 RESULTS

First quarter earnings of $0.17 per diluted share

**Long-term net inflows of $3.5 billion for quarter;
Third consecutive quarter with positive flows**

Investment performance strong over 1-, 3- and 5-year periods

**Quarter marked by $125 million of stock buybacks and
purchase of an additional 5% stake of INTECH**

IRS accepts tax-free treatment of DST share exchange

DENVER—Janus Capital Group Inc. (NYSE: JNS) today reported first quarter net income of $35.3 million, or $0.17 per diluted share, compared with net income of $10.8 million, or $0.05 per diluted share, in the fourth quarter 2005, and $19.6 million, or $0.09 per diluted share, in the first quarter 2005. The company's Investment Management operating margins for the first quarter 2006 were 27.1% compared with 24.6% in the fourth quarter 2005 and 20.6% in the first quarter 2005.

First quarter 2006 results include a $10 million insurance recovery, partially offset by approximately $5 million of non-recurring charges, including facility write-offs, severance and other administrative costs.

Beginning this quarter and for future quarters, Janus will only report GAAP results. For informational purposes, the company previously disclosed adjusted earnings per diluted share of $0.16 and $0.11 for the fourth quarter 2005 and first quarter 2005, respectively.

Flows and Assets Under Management

Average assets under management during the first quarter were $154.4 billion compared with $142.6 billion during the fourth quarter 2005, an 8.3% increase. At March 31, 2006, the company's total assets under management were $158.1 billion compared with $148.5 billion at December 31, 2005. The higher assets in the first quarter reflect long-term net inflows of $3.5 billion, money market net outflows of $0.8 billion and a total of $6.9 billion in market appreciation and fund performance.

Janus' INTECH subsidiary had net inflows of $4.0 billion in the first quarter, and ended the first quarter with more than $50.0 billion in assets under management. Excluding INTECH, Janus' long-term net outflows totaled $0.5 billion in the first quarter 2006 versus long-term net outflows of $0.9 billion and $3.9 billion in the fourth quarter 2005 and first quarter 2005, respectively.

"Our third straight quarter of positive flows reflects the company's steady progress across all parts of our business," said Janus CEO Gary Black. "On the institutional side, we built on our momentum by delivering record sales of nearly $5 billion last quarter. Our positive net flows from financial advisors and fund supermarkets and in our international business were also encouraging signs."

Investment Management

Janus' investment management performance remained strong during the first quarter, driving continued improvement in the company's five-year results. As of March 31, 2006, approximately 72%, 65% and 62% of the funds in the company's primary retail fund family, Janus Investment Fund (JIF), were in the top half of their Lipper categories on a one-, three- and five-year total-return basis, respectively. The five-year Lipper numbers improved significantly from a year ago, when only 25% of the JIF Funds were in the top half of their peer categories on a total-return basis. (Detailed Lipper rankings and performance data for all JIF funds are on pages 9 - 11.)

"Our investment results are especially encouraging because they're consistently strong across multiple time periods and investment categories," Black said. "Now our five-year performance is nearly as good as our one- and three-year numbers."

At the end of March, 52% of the rated funds in Janus' primary fund family had received either four- or five-star overall ratings from Morningstar and 61% of those funds had earned four- or five-star ratings on a three-year basis (based on risk-adjusted returns). (Detailed Morningstar ratings are on page 12.)

Financial Discussion

Financial Highlights
(dollars in millions, except per share data or as noted)

	Three Months Ended		
	March 31, 2006	December 31, 2005	March 31, 2005
Investment Management Segment			
Average Assets (in billions)	$154.4	$142.6	$133.8
Ending AUM (in billions)	$158.1	$148.5	$131.8
Revenues	$232.5	$225.2	$216.0
Operating Expenses	$169.6	$169.8	$171.6
Operating Income	$ 62.9	$ 55.4	$ 44.4
Operating Margin	27.1%	24.6%	20.6%
Printing and Fulfillment Operating Loss	$ (3.7)	$ (23.4)	$ (3.1)
Consolidated Net Income	$ 35.3	$ 10.8	$ 19.6
Diluted Earnings per Share	$ 0.17	$ 0.05	$ 0.09
Shares Repurchased (in millions)	5.7	2.4	7.0
Cost of Shares Repurchased	$125.0	$ 35.4	$100.0

Investment Management Segment—First Quarter 2006 versus Fourth Quarter 2005

First quarter revenues increased 3.2% to $232.5 million from $225.2 million in the previous quarter. The increase reflects 8.3% higher average assets under management during the fourth quarter partially offset by a decline in performance fee revenue from INTECH, fewer days of accrued fees in the first quarter and the continuing shift in asset mix. First quarter 2006 operating expenses reflect higher employee compensation and benefits, long-term incentive compensation, and asset-driven distribution costs. The increase in employee compensation was driven by first quarter salary adjustments and higher payroll taxes. Long-term incentive compensation increased from the annual grant made in February combined with accelerated amortization of the 2005 and 2006 grants based on anticipated 2006 financial performance. Including the $5 million net benefit discussed earlier, operating expenses were flat quarter to quarter.

Printing and Fulfillment Segment

Janus' printing business, Rapid Solutions Group (RSG), had an operating loss of $3.7 million in the first quarter 2006 compared with a $23.4 million fourth quarter 2005 loss that included a $20 million goodwill impairment charge. RSG's core results were nearly flat quarter to quarter.

Capital and Liquidity

At March 31, 2006, Janus had stockholders' equity of $2.5 billion, cash and investments of $676.9 million and $376.0 million of outstanding debt. As part of its capital and liquidity management, Janus reduced its outstanding shares by 2.1% during the first quarter by repurchasing 5.7 million shares of its common stock at an average price of $21.87 per share and a total cost of $125.0 million. In addition, Janus purchased 5% of INTECH for $90.0 million, increasing its ownership stake to 82.5%.

On February 16, the Internal Revenue Service informed Janus that it had accepted the company's tax-free treatment of the 2003 share exchange transaction between Janus and DST Systems, Inc. (DST). In exchange for 32.3 million shares of DST common stock, Janus received Capital Group Partners (CGP), a corporation that included a printing and graphics design business doing business as RSG and $999 million in cash. Under original representations, the cash and investments held at CGP may not be distributed to Janus and no additional stock or debt repurchases can occur at CGP until at least December 1, 2006, which is the third anniversary of the transaction.

First Quarter 2006 Earnings Call Information

Janus Capital Group will discuss its results during a conference call on Thursday, April 27 at 10 a.m. Eastern Daylight Time. The call-in number will be 877-301-7574. Anyone outside the U.S. or Canada should call 706-643-3623. The slides used during the presentation will be available in the investor relations section of the Janus Capital Group Web site (www.janus.com/ir) approximately one hour prior to the call. For those unable to join the conference call at the scheduled time, an audio replay will be available on www.janus.com/ir.

About Janus Capital Group Inc.

Founded in 1969, Denver-based Janus Capital Group Inc. (Janus) is a recognized leader of growth and risk-managed investment strategies. Our commitment to deliver for investors is rooted in our research-intensive approach and relentless passion to gain a competitive edge.

At the end of March 2006, Janus managed approximately $158 billion in assets for more than four million shareholders, clients and institutions around the globe. Outside the U.S., Janus has offices in London, Milan, Tokyo and Hong Kong. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Capital Group Partners, Inc. (doing business as Rapid Solutions Group). In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

Investor Relations Contact:
Steve Belgrad, 303-394-7706

Media Contacts:
Shelley Peterson, 303-316-5625
Blair Johnson, 720-210-1439

###

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from www.janus.com. Read it carefully before you invest or send money.

Data presented reflects past performance, which is no guarantee of future results. Rankings referenced exclude money markets.

Funds distributed by Janus Distributors LLC (4/06).

This press release includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2005, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as ''Risk Factors'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations.'' Many of these factors are beyond the control of the Company and its management. Any forward-looking statements contained in this release are as of the date on which such statements were made. The Company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

JANUS CAPITAL GROUP INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(dollars in millions, except per share data)

	Three Months Ended		
	March 31, 2006	December 31, 2005	March 31, 2005
Investment Management Revenues:			
Investment management fees	$185.6	$176.0	$165.8
Performance fees	4.2	7.3	7.3
Shareowner servicing fees and other	42.7	41.9	42.9
Total	232.5	225.2	216.0
Investment Management Operating Expenses:			
Employee compensation and benefits	83.4	78.7	71.3
Long-term incentive compensation	22.0	19.5	19.0
Marketing and advertising	5.4	6.3	9.7
Distribution	26.8	24.4	27.1
Depreciation and amortization	8.3	7.9	10.2
General, administrative and occupancy	33.7	33.0	32.1
Restructuring and impairments	—	—	5.5
Mutual fund investigation recoveries, net of charges	(10.0)	—	(3.3)
Total	169.6	169.8	171.6
Investment Management Operating Income	**62.9**	**55.4**	**44.4**
Printing and Fulfillment Segment:			
Revenue	23.6	22.1	23.0
Operating expenses	25.4	23.6	24.2
Goodwill impairment	—	20.0	—
Intangibles amortization	1.9	1.9	1.9
Printing and Fulfillment Operating Loss	**(3.7)**	**(23.4)**	**(3.1)**
Interest expense	(7.0)	(7.0)	(7.2)
Other income, net	9.0	10.7	9.3
Income tax provision	(22.2)	(20.3)	(21.4)
Equity in earnings of unconsolidated affiliate	1.7	1.8	1.7
Minority interest in consolidated earnings	(5.4)	(6.4)	(4.1)
Net Income	**$ 35.3**	**$ 10.8**	**$ 19.6**
Basic Earnings per Share			
Weighted average shares outstanding *(in millions)*	210.1	211.3	226.0
Basic earnings per share	$ 0.17	$ 0.05	$ 0.09
Diluted Earnings per Share			
Weighted average shares outstanding *(in millions)*	211.7	212.3	227.1
Diluted earnings per share	$ 0.17	$ 0.05	$ 0.09
Average Assets Under Management *(in billions)*	$154.4	$142.6	$133.8

JANUS CAPITAL GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in millions)

	March 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 327.2	$ 552.6
Investments	349.7	334.1
Other assets	317.8	285.5
Property and equipment, net	61.4	64.7
Intangibles and goodwill, net	2,477.4	2,391.6
Total Assets	$3,533.5	$3,628.5
Liabilities and Stockholders' Equity		
Debt	$ 376.0	$ 376.3
Other liabilities	213.2	246.9
Deferred income taxes	425.0	424.1
Stockholders' equity	2,519.3	2,581.2
Total Liabilities and Stockholders' Equity	$3,533.5	$3,628.5

UNAUDITED CONDENSED CONSOLIDATED
CASH FLOW INFORMATION

(dollars in millions)

	Three Months Ended		
	March 31, 2006	December 31, 2005	March 31, 2005
Cash provided by (used in)			
Operating activities	$ 32.2	$ 70.8	$ 43.8
Investing activities	(128.2)	(15.6)	(5.8)
Financing activities	(129.4)	(28.6)	(110.3)
Net change during period	$(225.4)	$ 26.6	$ (72.3)

JANUS CAPITAL GROUP INC.
ASSETS & FLOWS BY INVESTMENT DISCIPLINE
(dollars in billions)

	Three Months Ended		
	March 31, 2006	December 31, 2005	March 31, 2005
Growth/Blend			
Beginning of period assets	$ 68.5	$ 66.7	$ 71.4
Sales	3.5	2.8	2.2
Redemptions	3.6	3.1	4.8
Net Sales (redemptions)	(0.1)	(0.3)	(2.6)
Market appreciation	3.1	2.1	(2.5)
End of period assets	$ 71.5	$ 68.5	$ 66.3
Global/International			
Beginning of period assets	$ 12.2	$ 11.7	$ 14.6
Sales	0.9	0.5	0.4
Redemptions	(1.1)	0.8	1.5
Net Sales (redemptions)	(0.2)	(0.3)	(1.2)
Market appreciation	1.3	0.7	—
End of period assets	$ 13.3	$ 12.2	$ 13.4
Mathematical/Quantitative			
Beginning of period assets	$ 44.7	$ 38.2	$ 25.8
Sales	5.7	5.8	2.4
Redemptions	1.7	0.6	0.4
Net Sales (redemptions)	4.0	5.2	2.0
Market appreciation	1.8	1.4	(0.3)
End of period assets	$ 50.6	$ 44.7	$ 27.6
Fixed Income			
Beginning of period assets	$ 5.2	$ 5.4	$ 6.2
Sales	0.2	0.2	0.4
Redemptions	0.4	0.4	0.5
Net Sales (redemptions)	(0.3)	(0.3)	(0.2)
Market appreciation	—	—	(0.1)
End of period assets	$ 4.9	$ 5.2	$ 5.9
Value			
Beginning of period assets	$ 10.4	$ 10.3	$ 10.2
Sales	1.0	0.8	1.0
Redemptions	1.0	0.8	1.0
Net Sales (redemptions)	0.1	—	0.1
Market appreciation	0.6	0.1	—
End of period assets	$ 11.1	$ 10.4	$ 10.2
Money Market			
Beginning of period assets	$ 7.5	$ 7.0	$ 10.8
Sales	9.5	8.4	12.3
Redemptions	10.4	7.9	14.6
Net Sales (redemptions)	(0.8)	0.5	(2.3)
Market appreciation	—	—	—
End of period assets	$ 6.7	$ 7.5	$ 8.5
Total			
Beginning of period assets	*$148.5*	*$139.4*	*$139.0*
Sales	*20.8*	*18.5*	*18.6*
Redemptions	*18.2*	*13.7*	*22.8*
Net Sales (redemptions)	*2.6*	*4.8*	*(4.2)*
Market appreciation	*6.9*	*4.3*	*(3.0)*
End of period assets	*$158.1*	*$148.5*	*$131.8*
Total Excluding Money Markets			
Beginning of period assets	*$141.0*	*$132.4*	*$128.2*
Sales	*11.3*	*10.1*	*6.3*
Redemptions	*7.8*	*5.8*	*8.2*
Net Sales (redemptions)	*3.5*	*4.3*	*(1.9)*
Market appreciation	*6.9*	*4.3*	*(3.0)*
End of period assets	*$151.4*	*$141.0*	*$123.3*
Total Excluding Mathematical/Quantitative & Money Markets			
Beginning of period assets	*$ 96.2*	*$ 94.2*	*$102.4*
Sales	*5.6*	*4.3*	*3.9*
Redemptions	*6.2*	*5.1*	*7.8*
Net Sales (redemptions)	*(0.5)*	*(0.9)*	*(3.9)*
Market appreciation	*5.1*	*2.9*	*(2.7)*
End of period assets	*$100.8*	*$ 96.2*	*$ 95.7*

Each line has been rounded on the schedule individually to increase the accuracy of the amounts presented. Therefore totals and subtotals may not foot.

JANUS CAPITAL GROUP INC.
NON-GAAP RECONCILIATIONS
(dollars in millions, except per share data)

Janus management analyzes historical results after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. Only those line items impacted by adjustments are presented individually.

	Three Months Ended December 31, 2005						
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Non-GAAP Adjustments	Printing and Fulfillment Adjusted	Adjusted Total
Revenues	$225.2	$ —	$ 225.2	$ 22.1	$ —	$ 22.1	$247.3
Long-term incentive compensation	19.5	(1.2)(1)	18.3	—	—	—	18.3
Marketing and advertising	6.3	(2.0)(2)	4.3	—	—	—	4.3
General, administrative and occupancy	33.0	(0.9)(1)	32.1	0.9	—	0.9	33.0
Impairments	—	—	—	20.0	(20.0)(4)	—	—
Operating expenses	111.0	—	111.0	24.6	—	24.6	135.6
Total	169.8	(4.1)	165.7	45.5	(20.0)	25.5	191.2
Operating income (loss)	55.4	4.1	59.5	(23.4)	20.0	(3.4)	56.1
Operating margin	*24.6%*		*26.4%*	*(105.9)%*		*(15.4)%*	*22.7%*
Other income (expense)	(1.3)	—	(1.3)	0.4	—	0.4	(0.9)
Income tax benefit (provision)	(21.2)	(1.6)(3)	(22.8)	0.9	—	0.9	(21.9)
Net income (loss)	$ 32.9	$ 2.5	$ 35.4	$ (22.1)	$ 20.0	$ (2.1)	$ 33.3
Diluted earnings (loss) per share	$ 0.15	$0.01	$ 0.17	$ (0.10)	$ 0.09	$(0.01)	$ 0.16
Average AUM (billions)	$142.6						

	Three Months Ended March 31, 2005				
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Revenues	$216.0	$ —	$216.0	$ 23.0	$239.0
Operating expenses	169.4	—	169.4	26.1	195.5
Restructuring and impairments	5.5	(5.5)(4)	—	—	—
Provision for mutual fund investigation	(3.3)	3.3(5)	—	—	—
Total	171.6	(2.2)	169.4	26.1	195.5
Operating Income (Loss)	44.4	2.2	46.6	(3.1)	43.5
Operating Margin	*20.6%*		*21.6%*	*(13.5)%*	*18.2%*
Interest expense	(7.2)	—	(7.2)	—	(7.2)
Other income (expense)	9.0	(4.1)(6)	4.9	0.3	5.2
Income tax benefit (provision)	(22.4)	6.4(3)	(16.0)	1.0	(15.0)
Equity earnings in unconsolidated affiliate	1.7	—	1.7	—	1.7
Minority interest in consolidated earnings	(4.1)	—	(4.1)	—	(4.1)
Net Income (Loss)	$ 21.4	$4.5	$ 25.9	$ (1.8)	$ 24.1
Diluted Earnings (Loss) per Share	$ 0.09	$0.02	$ 0.11	$(0.01)	$ 0.11
Average Assets Under Management (Billions)	$133.8				

(1) Severance and other administrative costs associated with the August 2005 cost reduction plan.

(2) Costs associated with the settlement-mandated fund proxy mailing.

(3) Tax effect of adjustments.

(4) Charges related to the closure of a Bay Isle Financial LLC facility in Oakland, California, severance of a Bay Isle portfolio manager and impairment of intangibles associated with the loss of institutional accounts.

(5) Insurance recovery of $6.0 million for costs incurred related to the mutual fund investigation, net of ongoing legal fees.

(6) Realized gain on the sale of investments. In the first quarter of 2005, the Company reduced its seed capital investments by $22.8 million which which resulted in $2.5 million of after-tax gains.

JANUS CAPITAL GROUP INC.

NON-GAAP RECONCILIATIONS

(dollars in millions, except per share data)

Janus Investment Fund

			Lipper Rankings Based on Total Returns as of 3/31/06									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Fund	Jan-06	Large-Cap Growth Funds	64	439 / 694	34	198 / 593	70	335 / 479	50	82 / 163	##	
Janus Twenty Fund(1)	Aug-97	Large-Cap Growth Funds	8	55 / 694	2	6 / 593	8	38 / 479	2	2 / 163	4	9 / 231
Janus Mercury Fund	Jan-06	Large-Cap Growth Funds	36	249 / 694	10	56 / 593	42	198 / 479	10	15 / 163	##	
Janus Olympus Fund	Aug-97	Multi-Cap Growth Funds	22	89 / 418	53	190 / 359	68	194 / 288	19	17 / 93	15	20 / 134
Janus Enterprise Fund	Jan-02	Mid-Cap Growth Funds	53	294 / 556	25	113 / 460	69	242 / 353	71	89 / 126	18	70 / 399
Janus Venture Fund(1)	Jan-01	Small-Cap Growth Funds	55	292 / 538	9	38 / 455	15	55 / 368	38	45 / 118	27	93 / 353
Janus Orion Fund	Jun-00	Multi-Cap Growth Funds	4	16 / 418	1	3 / 359	6	15 / 288	—	—	30	67 / 230
Janus Triton	Jan-06	Small-Cap Growth Funds	4	17 / 538	—	—	—	—	—	—	##	
Janus Research	Feb-05	Multi-Cap Growth Funds	7	28 / 418	—	—	—	—	—	—	7	26 / 411
Core Funds												
Janus Growth and Income Fund	Dec-03	Large-Cap Core Funds	3	24 / 884	10	68 / 751	12	73 / 619	3	5 / 238	2	9 / 802
Janus Balanced Fund	Apr-05	Balanced Funds	7	44 / 665	56	267 / 481	27	104 / 393	7	12 / 185	##	
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	1	1 / 875	1	2 / 608	3	10 / 438	—	—	9	28 / 346
Janus Core Equity Fund	Apr-05	Large-Cap Core Funds	1	5 / 884	4	25 / 751	3	14 / 619	—	—	##	
INTECH Risk-Managed Stock	Feb-03	Multi-Cap Core Funds	40	350 / 875	21	125 / 608	—	—	—	—	24	140 / 607
Global/International Funds												
Janus Worldwide Fund	Jun-04	Global Funds	94	335 / 356	94	273 / 291	98	215 / 219	65	53 / 81	86	278 / 326
Janus Overseas Fund	Jun-03	International Funds	1	1 / 897	1	4 / 768	14	80 / 586	4	7 / 225	1	2 / 781
Janus Global Life Sciences Fund	Dec-98	Health/Biotechnology Funds	34	61 / 179	28	46 / 165	38	45 / 119	—	—	31	15 / 48
Janus Global Technology Fund	Jan-06	Science & Technology Funds	34	99 / 291	51	133 / 264	67	151 / 226	—	—	##	
Janus Global Opportunities Fund	Jun-01	Global Funds	99	353 / 356	39	111 / 291	—	—	—	—	19	42 / 228
Value Funds												
Janus Mid Cap Value Fund—Inv(2)	Aug-98	Mid-Cap Value Funds	65	170 / 263	56	119 / 214	32	44 / 139	—	—	5	4 / 81
Janus Small Cap Value Fund—Inv.(1,2)	Feb-97	Small-Cap Core Funds	91	568 / 626	91	447 / 493	65	243 / 373	—	—	18	25 / 140
Fixed Income Funds												
Janus Flexible Bond Fund	Dec-91	Intermediate Inv Grade Debt Funds	34	158 / 470	33	133 / 404	26	82 / 320	22	31 / 145	4	2 / 57
Janus High-Yield Fund	Dec-03	High Current Yield Funds	36	155 / 435	85	323 / 382	55	169 / 310	7	7 / 109	48	195 / 407
Janus Short-Term Bond Fund	Jun-03	Short Investment Grade Debt Funds	28	63 / 224	17	30 / 181	47	60 / 129	22	14 / 65	20	36 / 185
Janus Federal Tax-Exempt Fund	Feb-05	General Muni Debt Funds	48	123 / 256	86	215 / 249	76	166 / 220	82	117 / 142	53	135 / 256

	Percent of JIF Funds per Lipper Quartile based on Total Returns				
	1-Year	3-Year	5-Year	10-Year	Since PM Inception
1st Quartile	40.0%	47.8%	33.3%	64.3%	68.4%
2nd Quartile	32.0%	17.4%	28.6%	14.3%	21.1%
3rd Quartile	16.0%	17.4%	28.6%	14.3%	5.3%
4th Quartile	12.0%	17.4%	9.5%	7.1%	5.3%

Lipper Inc.—A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.

Notes:

(1) Closed to new investors

(2) Ranking is for the investor share class only; other classes may have different performance characteristics.

The Fund's since PM-Inception ranking is not available.

Data presented reflects past performance, which is no guarantee of future results. Investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Due to market volatility, current performance may be higher or lower than the performance shown. Call 1-800-975-9932 or visit www.janus.com for performance current to the most recent month-end.

See notes to performance on the following page.

Janus Investment Fund ("JIF")

	Inception Date	Average Annual Total Returns (%) for Periods Ended 3/31/06(1)				
		1 Year	3 Year	5 Year	10 Year	Life of Fund
Growth Funds						
Janus Fund(2)	2/70	12.80	15.50	(0.25)	6.68	13.88
Janus Twenty Fund(3,4)	4/85	21.41	20.70	4.53	10.68	13.46
Janus Mercury Fund(5)	5/93	15.35	17.95	1.34	8.99	12.78
Janus Olympus Fund	12/95	24.43	19.67	2.59	11.07	11.95
Janus Enterprise Fund	9/92	23.42	25.35	4.74	7.03	11.72
Janus Venture Fund(3,6)	4/85	24.90	31.29	12.38	9.95	13.92
Janus Orion Fund(4,7,8,9,10)	6/00	34.09	31.81	11.41	—	(1.17)
Janus Triton(7,11)	2/05	39.27	—	—	—	33.28
Janus Research(7)	2/05	31.71	—	—	—	26.54
Core Funds						
Janus Growth and Income Fund	5/91	20.62	19.11	4.80	12.05	13.79
Janus Balanced Fund	9/92	13.84	11.78	5.45	10.25	11.41
Janus Contrarian Fund(7,9,12)	2/00	31.88	35.15	11.64	—	9.61
Janus Core Equity Fund(12)	6/96	26.43	21.41	6.93	—	13.43
INTECH Risk-Managed Stock(12,13,14,15)	2/03	14.95	21.50	—	—	20.93
International/Global Funds						
Janus Worldwide Fund(13)	5/91	11.67	16.66	0.04	6.95	11.07
Janus Overseas Fund(7,9,12,13)	5/94	58.06	42.13	12.66	14.06	14.37
Janus Global Life Sciences Fund(4,12,13)	12/98	22.56	19.03	5.96	—	10.89
Janus Global Technology Fund(12,13,16,17)	12/98	28.12	22.11	(1.86)	—	3.78
Janus Global Opportunities Fund	6/01	8.52	25.00	—	—	9.65
Value Funds						
Janus Small Cap Value Fund—Inv.(3,8,18)	10/87	16.11	23.61	12.38	16.06	14.73
Janus Mid Cap Value Fund—Inv.(8,12,19)	8/98	15.98	25.49	14.30	—	18.08
Income Funds						
Janus Flexible Income Fund(12,20,21,22)	7/87	2.12	3.08	5.04	6.14	7.52
Janus High-Yield Fund(8,12,20,21,22)	12/95	7.28	8.80	6.82	7.66	8.21
Janus Short-Term Bond Fund(12,20,21,23)	9/92	2.74	2.35	3.14	4.84	4.66
Janus Federal Tax-Exempt Fund(12,20,21,23,24)	5/93	3.53	2.56	3.92	4.41	4.54

Notes:

(1) All figures unaudited.

(2) Effective February 1, 2006, Blaine Rollins is no longer the portfolio manager of Janus Fund, and David Corkins is now the portfolio manager.

(3) Closed to new investors.

(4) Returns have sustained significant gains and losses due to market volatility in the healthcare sector.

(5) Effective February 1, 2006, David Corkins is no longer the portfolio manager of Janus Mercury Fund, and a research team now selects the investments for Janus Mercury Fund led by Director of Research, James Goff.

(6) This Fund has been significantly impacted, either positively or negatively, by investing in initial public offerings (IPOs).

(7) This Fund may have significant exposure to emerging markets. In general, emerging market investments have historically been subject to significant gains and/or losses. As such, the Fund's returns and NAV may be subject to such volatility.

(8) Due to certain investment strategies, some funds may have an increased position in cash.

(9) Returns have sustained significant gains due to investments in India and/or Brazil. As of 12/31/05, the Overseas Fund held approximately 13.41% of its assets in Indian securities, and 11.21% of its assets in Brazilian securities; the Contrarian Fund held approximately 17.5% of its assets in Indian securities; and the Orion Fund held approximately 9.8% of its assets in Brazilian securities. As a

result, returns and NAV may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in India and/or Brazil. Holdings are subject to change without notice.

(10) Returns have sustained significant gains due to market volatility in the financials sector.

(11) Effective February 1, 2006, Ron Sachs is no longer the portfolio manager of Janus Triton Fund, and Blaine Rollins is now the portfolio manager.

(12) The Fund will invest at least 80% of its net assets in the type of securities described by its name.

(13) A 2% redemption fee may be imposed on shares held for 3 months or less. Performance shown does not reflect this redemption fee and, if reflected, performance would have been lower.

(14) For certain periods, the Fund's performance reflects the effect of expense wavers. Without the effect of these expense wavers, the performance shown would have been lower.

(15) Effective February 28, 2006, Janus Risk-Managed Stock Fund changed its name to INTECH Risk-Managed Stock Fund.

(16) Returns have sustained significant gains due to market volatility in the information technology sector.

(17) Effective February 1, 2006, Mike Lu is no longer the portfolio manager of Janus Global Technology Fund, and Brad Slingerlend and Barney Wilson are now leading the Janus Technology Team in selecting investments for the fund.

(18) Returns shown for Janus Small Cap Value Fund prior to April 21, 2003 are those of Berger Small Cap Value Fund.

(19) Returns shown for Janus Mid Cap Value Fund prior to April 21, 2003 are those of Berger Mid Cap Value Fund.

(20) Bond funds have the same interest rate, inflation, and credit risks that are associated with the underlying bonds owned by the Fund. Unlike owning individual bonds, there are ongoing fees and expenses associated with owning shares of bonds funds. The return of principal is not guaranteed due to net asset value fluctuation that is caused by changes in the price of specific bonds held in the Fund and selling of bonds within the fund by the Portfolio Manager.

(21) As of March 31, 2006, the 30-day SEC Yield was 4.06% on Janus Federal Tax-Exempt Fund, 4.24% on Janus Flexible Bond Fund, 6.73% on Janus High-Yield Fund and 4.13% on Janus Short-Term Bond Fund.

(22) Adviser has agreed to waive a portion of the Fund's expenses if they exceed the designated cap. If during the periods shown, the Fund's actual expenses exceeded the cap, its total return would have been lower. There were no waivers in effect for the most recent period presented.

(23) Janus Capital has contractually agreed to waive Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's total operating expenses to the levels indicated in the prospectus until at least March 1, 2007. Without such waivers, Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's yield as of March 31, 2006 would have been 3.66% and 3.63%, respectively and total returns would have been lower.

(24) Income may be subject to state or local taxes and to a limited extent certain federal tax. Capital gains are subject to federal, state and local taxes.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.

A fund's performance may be affected by risks that include those associated with non-diversification, investments in foreign securities, non-investment grade debt securities, undervalued companies or companies with a relatively small market capitalization. Please see a Janus prospectus for more detailed information.

Janus Investment Fund ("JIF")
as of 3/31/2006

The Overall Morningstar RatingTM is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar RatingTM metrics.

Fund	Category	Overall Rating Stars	# of Funds	Three-Year Rating Stars	# of Funds	Five-Year Rating Stars	# of Funds	Ten-Year Rating Stars	# of Funds
Janus Fund	Large Growth Funds	***	1350	***	1350	**	1077	***	389
Janus Enterprise Fund	Mid-Cap Growth Funds	**	796	****	796	**	622	**	219
Janus Growth and Income Fund	Large Growth Funds	*****	1350	****	1350	****	1077	*****	389
Janus Mercury Fund	Large Growth Funds	***	1350	****	1350	***	1077	***	389
Janus Olympus Fund	Large Growth Funds	****	1350	****	1350	***	1077	****	389
Janus Orion Fund	Mid-Cap Growth Funds	****	796	*****	796	****	622	*	N/A
Janus Twenty Fund(1)	Large Growth Funds	****	1350	*****	1350	****	1077	****	389
Janus Venture Fund(1)	Small Growth Funds	***	657	****	657	***	524	***	182
Janus Triton Fund	Small Growth Funds	*	N/A	*	N/A	*	N/A	*	N/A
Janus Research Fund	Large Growth Funds	*	N/A	*	N/A	*	N/A	*	N/A
Janus Global Life Sciences Fund	Specialty-Health Funds	***	198	****	198	***	139	*	N/A
Janus Global Technology Fund	Specialty-Technology Funds	***	298	***	298	***	256	*	N/A
Janus Overseas Fund	Foreign Large Growth Funds	****	194	*****	194	****	150	****	64
Janus Worldwide Fund	World Stock Funds	**	396	*	396	*	301	**	129
Janus Global Opportunities	World Stock Funds	***	396	***	396	*	N/A	*	N/A
Janus Balanced Fund	Moderate Allocation Funds	****	814	***	814	****	646	****	301
INTECH Risk-Managed Stock	Large Blend Funds	*****	1478	*****	1478	*	N/A	*	N/A
Janus Core Equity Fund	Large Blend Funds	****	1478	*****	1478	****	1162	*	N/A
Janus Contrarian Fund	Large Blend Funds	*****	1478	*****	1478	*****	1162	*	N/A
Janus Mid Cap Value Fund—Investor Shares(2)	Mid-Cap Value Funds	****	262	***	262	****	158	*	N/A
Janus Small Cap Value Fund—Investor Shares(1)(2)	Small Value Funds	**	284	**	284	**	202	****	64
Janus Federal Tax-Exempt Fund	Muni National Long Funds	**	299	**	299	**	276	**	196
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	****	900	****	900	****	707	****	356
Janus High-Yield Fund	High Yield Bond Funds	****	459	**	459	***	378	*****	140
Janus Short-Term Bond Fund	Short-Term Bond Funds	***	322	****	322	***	235	***	137
Percent of funds rated 4 / 5 Stars		**52.2%**		**60.9%**		**42.9%**		**53.3%**	

Data presented reflects past performance, which is no guarantee of future results.

For each fund with at least a three-year history, Morningstar calculates a Morningstar RatingTM based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

Notes:

(1) Closed to new investors

(2) Ranking is for the investor share class only; other classes may have different performance characteristics.